December 28, 2010

Mark Webb, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-4720

Re:	HopFed Bancorp, Inc.

Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Quarterly Report on Form 10-Q for the quarter ended September 30, 2010

File No. 000-23667

Dear Mr. Webb:

HopFed Bancorp, Inc. (the “Company”) is in receipt of your letter dated December 14, 2010, regarding the above-referenced filings.

To facilitate your review of our responses, we have included in this letter the captions and numbered comments from your comment letter and have provided our responses immediately following each comment.

In some of our responses, we have agreed to certain disclosures in future filings. Accordingly, any changes implemented in our future filings should not be taken as an admission that our prior disclosures were in any way deficient or inaccurate.

Item 1. Business

Non-Performing Loans and Other Loans

Allowance for Loan Losses, page 14

1.	We note from your allocation of allowance for loan losses disclosure on page 14 that the allowance allocated to non-residential loans significantly increased in 2009 compared to prior years even though the loans in this category have not increased similarly over the same time period. In addition, we note the allocation of the allowance to the other loans category significantly declined over the same timeframe. Please tell us and revise future filings to explain the reasons for the fluctuations in the allowance allocation and whether or not this change was part of an overall change in your allowance for loan losses methodology.

Mark Webb, Legal Branch Chief

December 28, 2010

Response

For the year ended December 31, 2009, the Company’s allocation of loan loss reserves changed materially as compared to December 31, 2008. The Company allocated more reserves to multi-family housing and commercial real estate while allocating a lower amount of loan loss reserves to other loans. The Company’s reserve allocation is based on several factors, the most important factor being that of the credit quality of the loan portfolio. However, the change in the allocation of loan loss reserves for the year ended December 31, 2009, compared to the year ended December 31, 2008, is not the result of a change in the allowance for loan loss funding methodology.

On page 11 of this same report, the Company’s total level of non-performing loans is disclosed. In 2009, the Company’s highest levels of non-performing loans were multi-family, land, residential real estate and commercial real estate. For the purposes of page 14, the reserve allocation for commercial real estate also includes land. The increase in the reserve allocation for commercial real estate has as much to do with the aging of the credit issues as the outstanding balances of non-accrual commercial real estate loans. Despite a $1.5 million decline in non-performing commercial real estate loans in 2009, the risk of loss associated with the portfolio increased due to the overall decline in the local and national commercial real estate market.

In 2009, the increase in the reserve balance for multi-family lending was equally significant. The vast majority of reserve balances are associated with two credit relationships that were considered special mention but not yet classified as impaired or placed in non-accrual status at December 31, 2009. Both credit relationships were impaired at September 30, 2010.

The Company enhanced its loan loss reserve disclosures in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. The Company expanded Note 5 to include the level of criticized and impaired loans and resulting reserves for the most recent quarter and the year ended December 31, 2009. It is management’s intent to provide this disclosure for each quarterly and annual report. In addition, management will revise future reserve disclosures on page 14 to include separate reserve categories for commercial real estate and land.

The decline in the reserve balance for other loans represents the decline of problem loans in these categories. The Company’s consumer loan balances have been declining for several years. The most recent loss history for consumer loans and overdrafts includes a higher percentage of overdrafts loans, which are charged off much earlier in the credit cycle as compared to other loans with collateral. At this time, management views the current credit risk in the consumer and other loan categories as reduced.

Mark Webb, Legal Branch Chief

December 28, 2010

Item 5. Market for Registrant’s Common Equity. Related Stockholder Matters and Issue Purchases of Equity Securities, page 33.

2.	Please revise your future filings to include the number of your stockholders of record as of “the latest practicable date” rather than as of your year end. Refer to Item 201(b) of Regulation S-K.

Response

Future filings will be revised to include the number of the Company’s stockholders of record as of the latest practicable date, rather than as of year-end.

Item 10. Directors, Executive Officers and Corporate Governance, pages 33 and 5.

3.	Please provide to us and revise your future filings to include more information regarding the business experience of your directors and executive officers in accordance with the requirements of Item 401(e) of Regulation S-K. In particular, please disclose the s experience, qualifications, attributes or skills that lead you to conclude that the person should serve as an executive officer and/or director.

Response

In response to the Item 401(e) requirement to disclose information about the person’s particular areas of expertise and other relevant qualifications, the biography of each director and nominee will be expanded to disclose both their business experiences and their community involvement and leadership, which are important criteria for Board membership. The expanded disclosures are intended to inform Company stockholders regarding the Board members’ and nominees’ abilities to contribute to some or various aspects of the Company’s business as well as their contributions to the market areas served by the Company.

We propose the following expanded disclosure regarding the business experience of directors and executive officers:

Ted S. Kinsey. Mr. Kinsey has served as the owner and operator of Parkway Chrysler, Inc. in Benton, Kentucky since 1980. Mr. Kinsey previously served as a Director of the Bank of Marshall County in Benton, Kentucky and Mercantile Bank of St. Louis, Missouri. Mr. Kinsey has served as a director on the Benton Kentucky Electric System since 2004 and the Marshall County, Kentucky Hospital since 2006. Mr. Kinsey is a member and serves on the finance committee of the First Baptist Church of Benton, Kentucky.

Mark Webb, Legal Branch Chief

December 28, 2010

John E. Peck. Mr. Peck has served as President and Chief Executive Officer of both the Company and the Bank since July 2000. Prior to that, Mr. Peck was President and Chief Executive Officer of United Commonwealth Bank and President of Firstar Bank-Calloway County. Mr. Peck was a past board member and president of the Christian County Chamber of Commerce, Jennie Stuart Hospital and Calloway County Hospital. Mr. Peck holds a Bachelor of Science of Business of Administration in Finance from the University of Louisville. Mr. Peck is a graduate of the Louisiana State University School of Banking. Mr. Peck is a member and serves on the finance committee of the First Baptist Church of Hopkinsville.

Steve Hunt. Mr. Hunt is Vice-President of Agri-Power Inc, a Board Member of Agri-Chem and a partner in Hunt Farms, all headquartered in Hopkinsville, Kentucky. Agri-Power operates six retail dealerships for IH Case, New Holland and Kubota in western Kentucky and southern Indiana. Agri-Chem provides agricultural related products and services throughout Western Kentucky as well as operates a river terminal on the Cumberland River in Lyon County, Kentucky. Hunt Farms is a family owned farm with approximately 8,000 acres of corn, wheat and soybeans and approximately 100 acres of tobacco. Mr. Hunt is a twelve year board member of the Christian County Water District, a fifteen year board member and past president of the Kentucky Small Grain Grower Association, a two year board member of the Christian County Chamber of Commerce Agricultural and Commerce Committee and member of Hillcrest Baptist Church.

Thomas I. Miller, PHD, CPA. Dr. Miller served as an instructor, assistant professor, associate professor and professor of accounting at Murray State University in Murray, Kentucky beginning in 1967. Dr. Miller served as the Chairman of the Accounting Department at Murray State from 1977-1981 and 1985-1998. Dr. Miller served as Coordinator of Planned Giving at Murray State from 1998-2003 and he served as interim president of Murray State University in 2006. Since 1980, Dr. Miller has also been a partner in the independent accounting firm of Miller and Wilson in Murray, Kentucky. Dr. Miller is a member of the AICPA, Kentucky Society of CPAs, the Institute of Business Appraisers and the American College of Forensic Examiners.

Boyd M. Clark. Mr. Clark has served as Senior Vice President — Loan Administrator of the Bank since 1995. Prior to his current position, Mr. Clark served as First Vice President of the Bank. He has been an employee of the Bank since 1973. Mr. Clark also serves as Vice President and Secretary of the Company. From May-July 2000, Mr. Clark served as Acting President of both the Company and the Bank. Mr. Clark is a member of First Baptist Church of Hopkinsville and serves as a board member of Pennyroyal Hospice of Hopkinsville.

Mark Webb, Legal Branch Chief

December 28, 2010

Harry J. Dempsey. Dr. Dempsey has served as an anesthesiologist with Christian County Anesthesia in Hopkinsville, Kentucky, since 1985. Dr. Dempsey has a variety of business interest including agricultural, retail and residential development, retail and residential construction, and a part-owner of a local residential golf course community. Mr. Dempsey has twice served as a Medical Staff President at Jennie Stuart Medical Center and as a director on the Medical Center’s hospital board. Mr. Dempsey is a past chairman of the Hopkinsville Rotary Club, Hopkinsville Kiwanis and Christian County Chamber of Commerce.

Gilbert E. Lee. Mr. Lee is a life-long resident of Christian County, Kentucky. Mr. Lee is co-owner of Lee Rentals, LLC, a residential and commercial real estate rental company. Mr. Lee has owned several businesses in the community, including two consumer finance companies and various retail establishments. Mr. Lee is a member of the Eagle Way Bypass Church of Christ where he previously served on its finance committee.

Michael L. Woolfolk. Mr. Woolfolk has served as Executive Vice President and Chief Operations Officer of the Bank since August 2000. Prior to that, he was President of First-Star Bank-Marshall County, President and Chief Executive Officer of Bank of Marshall County and President of Mercantile Bank. Mr. Woolfolk is a member of First Baptist Church of Hopkinsville.

Billy C. Duvall. Mr. Duvall has served as Senior Vice President, Chief Financial Officer and Treasurer of the Company and the Bank since June 1, 2001. Prior to that, he was an Auditor with Rayburn, Betts & Bates, P.C., independent public accountants and nine years as a Principal Examiner with the National Credit Union Administration. Mr. Duvall holds a Bachelor of Business Administration from Austin Peay State University in Accounting and Finance. Mr. Duvall is a Certified Public Accountant of Virginia. Mr. Duvall is the current board chairman for the Pennyroyal Mental Health Center, a member of the Hopkinsville Kiwanis club and a member of Southside Church of Christ in Hopkinsville.

Michael F. Stalls. Mr. Stalls has served as Senior Vice President, Chief Credit Officer of the Bank since May 28, 2004. Prior to that, he was Senior Vice President and Chief Credit Officer for the southern Tennessee markets of Regions Bank. Mr. Stalls holds a Bachelor of Business Administration with a concentration in Finance from Murray State University and is a graduate of the Louisiana State University School of Banking. Mr. Stalls is a member and board trustee of the First United Methodist Church of Hopkinsville.

Keith Bennett. Mr. Bennett has served as Montgomery County, Tennessee Market President for the Bank since November 2005. Prior to that, Mr. Bennett was Vice President of Commercial Lending for Farmers and Merchants Bank and First Federal Savings and Loan, both of Clarksville, Tennessee. Mr. Bennett served seven years as a field examiner with the Office of Thrift Supervision. Mr. Bennett holds a Bachelor of Business Administration in Accounting from the University of Tennessee at Martin.

Mark Webb, Legal Branch Chief

December 28, 2010

Item 13. Certain Relationships and Related Transactions, page 25.

4.	We note your disclosure that your loans to your insiders are on substantially the same terms as those with “customers.” Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) (“persons not related to the lender”) to Item 404(a) of Regulation S-K or amend with the required information. In future filings please use the correct language for the representation.

Response

We hereby confirm that loans by the Company’s subsidiary financial institution to related persons – as identified in Instruction 1 to Item 404(a) of Regulation S-K - were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Future fillings will include this disclosure.

Item 15. Exhibits and Financial Statement Schedules

Exhibit No. 13.1 – Annual Report to Stockholders

Consolidated Financial Statements

Note (1) Summary of Significant Accounting Policies

Securities, page 33

5.

We note your accounting policy disclosure on page 33 that for callable agency bonds the premium is amortized to the first call date. We note that ASC 942-320-35-1 states that the period of amortization or accretion for debt securities shall generally extend from .the purchase date to the maturity date, not an earlier call date. Please tell us how you determined that your accounting policy complies with the guidance and provide any supporting accounting guidance for your position.

Response

The Company believes that its current accounting practices in this area are appropriate due to the following factors:

•

The practice of purchasing investments at premiums is a strategy that has been developed for periods of low market interest rates. The strategy allows the Company to earn higher yields as compared to non-callable agency and municipal securities while maintaining a more certain cash flow structure and a lower level of price volatility as compared to callable agencies and municipal securities purchased at par.

Mark Webb, Legal Branch Chief

December 28, 2010

•

The purpose served by purchasing securities at a premium is that the bond has a greater likelihood of being called, thus a more certain cash flow as compared to a callable security purchased at par or at a discount. The Company’s increased assurance of cash flow provides for improved liquidity and asset liability management. If interest rates change significantly and the bond is not called, the Company recognizes an increase in future income due to the full amortization of the premium.

•

At the time of investment, the Company assumes that bond will be called at the first available par call date. The strategy has proven to be effective. The Company had 44 securities called between January 1, 2009 and November 30, 2010. During the same period, only five callable securities reached their final stated maturity.

•

The Company assumes an efficient marketplace for agency securities. As such, securities that have call options and have market values above par are likely to be called at the next available call date. The Company is more closely matching the amortization of purchase premium to the likely income producing life of the security, which is typically the call date for a premium priced bond.

•

More conservative recognition of income. Premium expense is amortized quicker resulting in a more conservative income recognition practice. A longer amortization of premiums will result in overstated net income in all periods prior to the final maturity of the bond.

•

The Company does not consider the effect to its net income to be material. For the year ended December 31, 2009, the effect of the Company’s premium amortization of securities to the call date resulted in a $48,888 reduction in after tax net income as compared to amortization through maturity dates. For the year ended December 31, 2008, the effect on the Company’s reported net income was $3,929. For the years ended December 31, 2008 and December 31, 2009, the effect on the Company’s net income per share was less than $0.01 (basic and diluted).

Mark Webb, Legal Branch Chief

December 28, 2010

Exhibits 31.1 and 31.2

6.	We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K and contain modifications of the exact form of certification as set forth in Item 601(b)(3) of Regulation S-K. In particular, the certifications omit language from Item 4 whereby you certify that you have responsibility for establishing and maintaining internal control over financial reporting as well as the certification required by Item 4(b) of Item 601(b)(31). Please file amended certifications and ensure that in all future filings the certifications are in the exact form as set forth in Item 601(b)(3) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response

Amended certifications to the Form 10-K have been filed with this response. In future filings the certifications will be in the exact form as set forth in Item 601(b)(3) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the Quarter Ended September 30, 2010

Item 1. Financial Statements

Note (5) Loans, page 17

Item 7.

7.	We note from your disclosure on page 17 that commercial real estate loans account for 39.0% and 41.3% of your loan portfolio at December 31, 2009 and September 30, 2010, respectively. Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

a.	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

b.	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

c.	Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

d.	Clarify whether the B note is immediately charged-off upon restructuring.

e.	Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower’s payment performance prior to the modification.

Mark Webb, Legal Branch Chief

December 28, 2010

f.	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Response

Your comment letter addresses several questions regarding the Company’s commercial real estate loan (CRE) portfolio. The first question is in regards to CRE or other loan workouts in which the Company takes one loan and restructures the loan into multiple new loans.

The Company does not divide single loans into multiple loans as part of a workout in which risk characteristics of specific relationships are separated into different loans as would be found with certain investment products such as subprime collateralized mortgage obligations or pooled trust preferred securities. The Company does not originate separate loans with the idea that one or more of these loans is more likely to be charged off either now or in the future.

Multiple loans made to the same customer or group of customers are made due to economic differences (i.e. different collateral used to secure a loan and / or a different phase in a sub-division development loan).

The Company’s decision in regards to the risk grading of loans and the allocation of the allowance for loan loss reserve to adversely risk graded loans includes both a review of each specific loan’s cash flow, collateral value and risk characteristics as well as the customer’s global cash flow and risk characteristics.

In recent months, the most common type of loan restructuring involves the final maturity of single family construction loans associated with speculative building projects. As a speculative construction loan, the builder is required to make monthly interest payments until the home is sold or the loan matures (the Company does not allow borrowers to use interest reserves). At final maturity, the Company may allow the builder to renew the loan while requiring monthly principal and interest payments for a term not to exceed twenty years and at a fixed rate of interest for a period not to exceed five years. The terms of these loans are comparable to loans made for non-owner occupied single family home loans.

The new loan is immediately risk graded as substandard, a new appraisal is ordered and the loan is tested for impairment. If the loan is deemed to be impaired by the Company’s Classified Asset Committee, the Company allocates a specific amount of reserves to this loan.

Mark Webb, Legal Branch Chief

December 28, 2010

In the Company and its wholly owned thrift subsidiary, the amount of specific reserve identifies management’s estimation of future losses against currently impaired loans.

If the loan performs in a satisfactory manner for six consecutive months (no payments late by more than fifteen days), the loan officer may recommend to the Chief Credit Officer to change the risk grade from substandard to special mention. At that time, the impairment and reserve allocate for that loan will be re-evaluated. With twelve consecutive months of satisfactory loan performance, the loan officer may recommend a risk grade of Watch.

Item 8.

8.	We note your disclosure on page 19 that the ratio of allowance for loan losses to non-performing loans decreased from 79.0% at December 31, 2009 to 75.4% at September 30, 2010. In addition, we note that your net charge offs increased from $1.48 million for fiscal year 2009 to $2.64 million for the nine months ended September 30, 2010. In effort to bridge the gap between observed changes in non-performing loans with the allocation of your allowance for loan losses and charge-offs during the period, please revise your future filings to provide an enhanced discussion of your non-performing loans at period-end so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end.

Response

Management will enhance discussion of both trends in the allowance funding and net charge offs as well as how the two ratios related to each other in future filings.

The Company began to fund the allowance for loan loss account at higher levels beginning in September 2009, well before the Company began experiencing an increase in actual loan losses. The increase in the allowance for loan loss in 2009 resulted from management’s realization that market conditions were changing. It is management’s opinion that the Company had adequate specific reserves in place at the end of 2009.

Mark Webb, Legal Branch Chief

December 28, 2010

Item 9 and Item 10.

9.	We note your disclosure on page 21 that you had troubled debt restructurings (TDRs) classified as performing at September 30, 2010 and December 31, 2009 totaling $9.85 million and $7.82 million, respectively. We were not able to locate any disclosures related to these TDRs in your 2009 form 10-K or in the previous Forms 10-Q filed in 2010, For all loan modifications please tell us as of September 30, 2010 and revise your future filings to disclose the following:

a.	The factors you review to identify these loans for modification;

b.	The key features of the modifications, including a description of the significant terms typically modified and the typical length of each modified term;

c.	Quantification of the amounts of loans modified (by loan type, workout strategy, and TDR versus non-TAR) in each period presented;

d.	How the loans are initially classified (performing versus non-performing) and whether they continue to accrue interest;

e.	Policy regarding how many payments the borrower needs to make on the restructured loan before returning the loan to accrual status;

f.	Whether the modification of loans has been successful, In your discussion, include the average re-default rates and how you consider this information in your determination of the allowance for loan losses.

10.	In addition, for TDRs that are still accruing interest please revise future filings to discuss your nonaccrual policies for TDRs, including clarifying if you have different policies for different loan types (Commercial Real Estate versus Commercial loans) and address the following:

a.	All the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest;

b.	How you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance; and

c.	Whether you have charged-off any portion of the loan. If you have, explain how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

Response

Your comment letter concerns the Company’s level and disclosure of troubled debt restructuring loans (TDRs). Information prior to December 2009 was very limited due to the Company’s lack of TDR activity. In September 2009, the Company’s first TDR of significance occurred. By June of 2010, this particular relationship was in non-accrual status and not a performing TDR. This TDR is the same multi-family relationship that prompted management to incur a total provision for loans loss expense of $1.5 million during the third and fourth quarters of 2009.

Mark Webb, Legal Branch Chief

December 28, 2010

The procedures for TDR approval and identification are outlined below:

•

The customer’s loan officer will recommend the modification of a loan to the Chief Credit Officer. Depending on the size of the loan, the Chief Credit Officer may approve the request or forward the request to a committee of the Board of Directors.

•

Request for modifications are granted when, in management’s opinion, both the customer and the Company are best served by a temporary change in lending terms. Management must consider the circumstances that required the modification and whether they are temporary or permanent. The Company may give consideration to the marketability of the collateral when deciding to grant the customer time to sell collateral. However, a customer with a limited or unlikely ability to sell collateral should not receive a loan modification.

•

The Company considers the status of the loan, the value of its collateral and the financial condition of the borrower when determining whether a TDR loan is non-accrual or accrual. Loans classified as TDR are typically placed into accrual status if it was in accrual status before the modification (that is why the Company identifies them as performing TDRs). A loan previously classified as non-accrual will remain a non-accrual loan and will not be classified as a performing TDR.

•

The classification of a loan as a TDR can result from the modification of any lending term granted to a borrower as a concession outside the Company’s normal business practices. These concessions typically include a temporary period (up to six months) of interest only payments. Other concessions may include amortization terms that are outside of the loan policy and a lower interest rate for a period of time.

•

The Company has several procedures for identifying loans that should be classified TDRs including a review by the Chief Credit Officer, the Company’s credit department and the Company’s Classified Asset Committee.

•

A loan classified as a TDR will remain a TDR through the entire period of the loan modification. In addition, the customer is typically required to make six timely principal and interest payments prior to removing a loan from TDR. Loans classified as TDRs are not charged off at the time of the modification. However, the Company may chose to provide a specific reserve for that loan.

Mark Webb, Legal Branch Chief

December 28, 2010

•

As the Company’s experience with TDRs is very limited, we have not developed a meaningful history as to the future performance of loans previously classified as TDRs. At September 30, 2010, the largest concentration of performing TDRs includes single family, multi-family and commercial real estate properties located in the Nashville, Tennessee MSA. These properties, with an aggregate balance of approximately $3.8 million, were severely damaged by a 500 year flood that occurred May 1st and 2nd of this year. As of September 30, 2010, management provided for significant losses on these properties. At September 30, 2010, and December 31, 2010, the Company’s allowance for loan loss account considered and will allocate a specific reserve for these losses.

•

Management is aware that the Financial Accounting Standards Board (FASB) has decided to propose a change to the effective date for required disclosures about troubled debt restructurings. Management will continue to monitor FASB changes in this area and anticipates a final ruling during the first quarter of 2011.

Item 11. Note (8) Fair Value of Assets and Liabilities, page 24.

11.	We note from your disclosure on page 24 that impaired loans are valued using the fair value of the assigned collateral. In addition, we note that your gross impaired loans have increased from $35.53 million at December 31, 2009 to $39.21 million at September 30, 2010. Given that you appear to have relied on the fair value of the underlying collateral for your allowance for loan losses determination for these loans, please tell us and revise your future filings to disclose the following:

a.	The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during process;

b.	In more detail, the procedures you perform to monitor your nonaccrual loans between the receipt of an original appraisal and the updated appraisal;

c.	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

d.	In the event that you do not use external appraisals to fair value the underlying collateral for impaired or nonaccrual loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

Mark Webb, Legal Branch Chief

December 28, 2010

e.	For those impaired or nonaccrual loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Response

Your comment refers to the change in gross impaired loans at December 31, 2009, and September 30, 2010. The SEC also correctly restates that the Company utilizes the value of the collateral as the basis for determining whether a specific reserve valuation is require and if so, how much. The SEC has requested that management provide further information regarding the valuation of collateral and the use of appraisals.

In general, the following events may result in management determining that a lending relationship is collateral dependent:

•	A customer request for a loan modification that may be considered a TDR.

•	The maturity of a loan in which the proceeds to pay off the loan are expected to result from the sale of a portion of the loan’s collateral (i.e. land development and construction lending).

•	A review of the customer’s financial statements indicates that their ability to service the debt in the future may be in doubt.

•	We anticipate that the customer will become sixty days past due. Loans automatically become past due at ninety days past due but may be manually moved to non-accrual status at any time.

The customer is contacted by the loan officer and informed that the Company will be obtaining a revised appraisal on the collateral. Customer assistance with the appraisal varies depending on their financial situation. If the customer perceives that they are unable to resolve their issues and are likely to face foreclosure, the customer is unlikely to give an appraiser access to the property. Without customer assistance, the appraiser will not get access to the property before foreclosure. In these cases, the Company will utilize the most recently prepared appraisal and provide a meaningful discount to that appraisal’s value (from 15% to 25%). Based on this analysis, management will provide a specific reserve for this credit. Management will update this reserve at the time that it can obtain a revised appraisal. This analysis is conducted by the Company’s Classified Asset Committee. The Classified Asset Committee consist of all members of senior management, the department heads for collections, internal audit, credit, loan review, accounting and loan administration.

Mark Webb, Legal Branch Chief

December 28, 2010

In the current marketplace, obtaining appraisals on commercial and multi-family real estate in a timely manner has proved to be a challenge. Even with customer cooperation, it takes the Company a minimum of thirty days and up to ninety days to obtain appraisals. As discussed above, the Company utilizes the most recent appraisal available and provides a discount to that appraisal to determine the necessary loan loss funding.

Upon receiving an updated appraisal, the Classified Asset Committee completes the impairment testing to determine future reserve amounts. In some cases, a loan may continue to have a substandard risk grade while the impairment test indicates that the loan is not impaired. It is the practice of the Company to consider all loans risk graded substandard or doubtful as impaired, regardless of the results of the impairment testing. A substandard risk grade may result from a TDR classification, a deterioration in the financial condition of the borrower, or a change in purpose in the use of the collateral. In these cases, the loan may currently in contract but is classified as impaired.

Prior to the fourth quarter of 2010, the Company’s use of charge offs prior to foreclosure was limited to two loans. In the fourth quarter of 2010, the Company has taken write-downs on several smaller loans which remain on our books as loans. The Company’s Annual Report on 10-K for the year ended December 31, 2010, will provide a discussion on loans with partial charge offs.

The Company acknowledges that its management and Board of Directors are responsible for the adequacy and accuracy of all disclosures in all regulatory filings. We understand that staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States of America.

We appreciate the opportunity to discuss these issues with you hope that our explanations attached hereto are deemed appropriate and reasonable. If you have any questions, please contact Billy Duvall, our Chief Financial Officer, at 270-885-1171.

Sincerely,

/s/ John E. Peck
John E. Peck, President & CEO
HopFed Bancorp, Inc.